Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of September 28, 2007, is by and between SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and TSB Financial Corporation, a North Carolina corporation (“Seller”), and amends the Agreement and Plan of Merger (the “Agreement”) dated as of August 29, 2007 between Buyer and Seller.  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the defined term, “Stock Conversion Number,” as used in Section 3.2(c) of the Agreement was intended by the Parties to be the number of shares of Seller Common Stock which upon exchange at a ratio of 0.993 of a share of Buyer Common Stock for one share of Seller Common Stock would yield the maximum aggregate number of 939,372 shares of Buyer Common Stock to be issued as Stock Consideration in the Merger; and

WHEREAS, the Parties wish to amend the Agreement to reflect that intention;

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

1.           Definition of “Stock Conversion Number.”  Notwithstanding the contrary definition of “Stock Conversion Number” included in Section 3.2(a) of the Agreement and the reference included in Section 10.1(a) of the Agreement to Section 3.2(a) for the definition of “Stock Conversion Number,” as used in Section 3.2(c) of the Agreement, the term “Stock Conversion Number” shall mean 945,994 shares of Seller Common Stock.

2.           Remainder Unaffected.  The remainder of the Agreement shall not be affected by this Amendment, and the Agreement shall continue in full force and effect as amended hereby.

3.           Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

4.           Governing Law.  Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Amendment shall be governed by and construed in all respects in accordance with the Laws of the State of South Carolina.

5.           Interpretation.  Neither this Amendment nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise.  No Party to this Amendment shall be considered the draftsman.  The Parties acknowledge and agree that this Amendment has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

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IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed on its behalf by its duly authorized officer as of the day and year first above written.

SCBT FINANCIAL CORPORATION
(BUYER)

By: /s/ Robert R. Hill, Jr.
Robert R. Hill, Jr.
President and Chief Executive Officer

TSB FINANCIAL CORPORATION
(SELLER)

By: /s/ John B. Stedman, Jr.
John B. Stedman, Jr.
President and Chief Executive Officer

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